UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2009

Commission File Number: 000-5 1509

POINTS INTERNATIONAL LTD.

179 John Street, 8th Floor
Toronto, Ontario
M5T 1X4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 1Ol(b)(7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE:

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTS INTERNATIONAL LTD.

March 30,2009	/s/ Marc Shewchun
	By:	Mr. Marc Shewchun
Corporate General Counsel

Exhibit	Description of Exhibit

99.1	2008 Annual Report
99.2	Management Information Circular
99.3	Annual Information Form
99.4	Notice of Meeting
99.5	Proxy
99.6	Certification of Chief Financial Officer
99.7	Certification of Chief Executive Officer